EXHIBIT 21.1

 Subsidiaries of Flexsteel Industries, Inc.

•	DMI Sourcing Company, LLC (Kentucky)
•	Flexsteel Business Consulting (Shenzhen) Co. Ltd.
•	Flexsteel Hong Kong Limited
•	Home Styles Furniture Co., Ltd. (Thailand) (99.99% interest)
•	Representative Office of DMI Sourcing Company, LLC in Ho Chi Minh City (Vietnam)
•	Representative Office of Flexsteel Industries, Inc. in Ho Chi Minh City (Vietnam)
•	Desert Dreams, Inc. (Iowa)
o	Shelf Company No. 74 (Mexico)